SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE TO

         Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                  of the Securities Exchange Act of 1934

                             (Amendment No. 2)

                       KLLM TRANSPORT SERVICES, INC.
                    (Name of Subject Company (issuer))

                        HIGH ROAD ACQUISITION CORP.
                  HIGH ROAD ACQUISITION SUBSIDIARY CORP.
                           WILLIAM J. LILES, III
                             BERNARD J. EBBERS
                   (Names of Filing Persons (offerors))

                  COMMON STOCK, PAR VALUE $1.00 PER SHARE
                      (Title of Class of Securities)

                                 482498102
                   (CUSIP Number of Class of Securities)


        Dionne M. Rousseau                  Charles P. Adams, Jr.
Jones, Walker, Waechter, Poitevent,         Adams & Reese, L.L.P.
     Carrere & Denegre, L.L.P.              111 E. Capitol Street
 201 St. Charles Avenue, Floor 51                 Suite 350
   New Orleans, Louisiana  70170        Jackson, Mississippi  39201
          (504) 582-8338                      (601) 292-0720

     (Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

                         CALCULATION OF FILING FEE

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| TRANSACTION VALUATION*       | AMOUNT OF FILING FEE                    |
--------------------------------------------------------------------------
| $27,485,558                  | $5,398                                  |
--------------------------------------------------------------------------

*Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of all the outstanding shares of common stock, par value $1.00 per share, of KLLM Transport Services, Inc. (the "Common Stock"), a Delaware corporation (the

"Company"), including the related preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), except for 689,123 Shares beneficially owned by William J. Liles, III, at a per Share price of $8.05 in cash, without interest. Based on the Company's representation, as of May 25, 2000, there were 4,103,478 Shares issued and outstanding. Based on the foregoing, the transaction value is equal to the product of 3,414,355 Shares and $8.05 per Share. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

     [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:___________________
     Form or Registration No:___________________
     Filing Party:_____________________________
     Dated Filed:____________________________

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [X]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "SEC") on June 2, 2000, by High Road Acquisition Corp., a Delaware corporation ("Parent"), and High Road Acquisition Subsidiary Corp., a Delaware corporation and wholly-owned subsidiary of Parent ("Purchaser") and the Amendment No. 1 to the Schedule TO filed with the SEC on June 23, 2000, by Parent, Purchaser, William J. Liles, III and Bernard J. Ebbers. The Schedule TO and the Amendment No.1 relate to a tender offer by Purchaser to purchase all outstanding shares of common stock, par value $1.00 per share (the "Common Stock") of KLLM Transport Services, Inc., a Delaware corporation (the "Company"), and the associated preferred stock purchase rights of the Company (the "Rights" and, together with the Common Stock, the "Shares"), issued pursuant to the Stockholder Protection Rights Agreement, dated as of February 13, 1997, by and between the Company and Harris Trust and Savings Bank, as successor Rights Agent, at a price of $8.05 per Share and subject to the conditions set forth in the

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Offer to Purchase dated June 2, 2000, as amended, and the related Letter of
Transmittal   (which,   together   with   any  supplements  or  amendments,
collectively constitute the "Offer"), copies of which were attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

ITEM 1.   SUMMARY TERM SHEET

Q.   How long do I have to decide whether to tender in the offer?

     The information set forth in the Offer to Purchase in the Summary Term Sheet under this question is hereby amended and supplemented by deleting the response corresponding to this question and replacing it with the following:

          The offer, which was scheduled to expire 12:00 midnight, New York City time, on June 29, 2000, has been extended. As a result, you have until 12:00 midnight, New York City time, on July 6, 2000 to tender your shares in the offer, unless the offer is extended again pursuant to the merger agreement. See Section 1.

Q.   Can the offer be extended and under what circumstances?

     The information set forth in the Offer to Purchase in the Summary Term Sheet under this question is hereby amended and supplemented by deleting the response corresponding to this question and replacing it with the following:

          We have agreed that if we do not close the tender offer on July 6, 2000 due to a failure of a condition to the closing of the tender offer (other than the condition that the Company's board of directors shall have not withdrawn their recommendation of the tender offer), we will extend the offer again until two business days after the condition is met, but no later than August 1, 2000. We will not be required to extend the offer again, however, if the condition is not reasonably capable of being met by August 1, 2000. See Section 1.

ITEM 4.   TERMS OF THE TRANSACTION

     (a) The information set forth in the Offer to Purchase is hereby amended by deleting the last sentence of the first paragraph of Section 1 ("Terms of the Offer; Expiration Date") in its entirety and replacing it with the following:

          Purchaser has extended the period during which the Offer is open from 12:00 Midnight, New York City time, on June 29, 2000, until 12:00 Midnight, New York City time, on July 6, 2000. As a result, the term "Expiration Date" means 12:00 Midnight, New York City time, on July 6, 2000, unless and until Purchaser, in its sole discretion (but subject to the terms and conditions of the Merger Agreement), shall have extended the period during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire.

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

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3

          Item 9.   Reports, Opinions, Appraisals and Negotiations.

          (a), (b) and (c) The information set forth in the Offer to Purchase is hereby amended and supplemented by adding the following section after Section VIII ("Federal Income Tax Consequences"):

               IX.  CERTAIN APPRAISALS.

                    As described in Section  IV,  the Bank of America, N.A.
               retained an appraiser, MB Valuation Services, Inc. (the "Appraiser"), to appraise the Company's trucks and trailers in connection with the refinancing of the Company's revolving credit facility. The appraisal indicated an orderly liquidation value (the "Orderly Liquidation Value Appraisal") as of March 30, 2000 of $85.2 million and a fair market value (the "Fair Market Value Appraisal") as of March 30, 2000 of $103.9 million. The Orderly Liquidation Value Appraisal is attached hereto as Exhibit (c)(1), and the Fair Market Value Appraisal is attached hereto as Exhibit (c)(2).

                    The Bank of America, N.A. commissioned the Appraiser to
               perform the Orderly Liquidation Value Appraisal and the Fair Market Value Appraisal. As a result, Parent, Purchaser, and Messrs. Liles and Ebbers do not know the Bank of America's method of selection of the Appraiser or the qualifications of the Appraiser to perform the appraisals. Each of the appraisals state, however, that the appraisal is in compliance with the Uniform Standards of Professional Appraisal as of January 1, 2000, and prepared in conformity with the Principles of Appraisal Practice and Code of Ethics of the American Society of Appraisers.

                     Parent, Purchaser and Messrs. Liles and Ebbers are not
               aware of any material relationship that has existed during the past two years or is mutually understood to be contemplated between the Appraiser or any of its affiliates and the Company or any of its affiliates. Parent, Purchaser and Messrs. Liles and Ebbers did not give any instructions to or impose any limitations on the scope of the appraisal.

                    The Orderly Liquidation Value Appraisal states that the
               Bank of America, N.A. requested  that an orderly liquidation
               value   concept   be   used   to   appraise   the  Company's
               trucks  and  trailers.    The   "Orderly  Liquidation  Value
               Concept" is defined as "the estimated amount expressed in terms of money which could be typically realized from
               a  sale,   given  a  reasonable  period  of  time  to find a
               purchaser(s), the seller being compelled to sell on an as is-

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

               where-is basis." The appraisal states that this concept assumes a "Forced Sale" with only a limited time for market exposure and has no "willing seller" assumptions, and takes into consideration the physical condition, quality, difficulty and cost of removal, and overall psychological appeal of the assets. The appraisal states that in estimating the orderly liquidation value, the Appraiser considered the following approaches in arriving at indicators of value: (1) the cost approach, (2) the market comparison approach, (3) a direct sales comparison and (4) the income approach. The appraisal states that personal inspection of specific assets was made.

                    The Fair Market Value Appraisal states that the purpose
               of the appraisal is to estimate the fair market value of the Company's trucks and trailers. The appraisal states that the "Fair Market Value Concept" is defined as "the estimated amount expressed in terms of money that may reasonably be expected for an item of property between a willing buyer and a willing seller with equity to both, neither under compulsion to buy or sell and both fully aware of all relevant facts." The appraisal states that in estimating the fair market value, the appraiser considered the following approaches in arriving at indicators of value: (1) the cost approach, (2) the sales comparison approach and (3) the income approach. The appraisal provides that the values reflected therein are based primarily upon one or a combination of the preceding methods with heavier emphasis on the market comparison approach, when sufficient data was available. The appraisal states that personal inspection of specific assets was made.

                    The appraisals were not  prepared with a view to public
               disclosure or reliance by the Company's stockholders in making a decision in connection with the Offer or the Merger or in making any other investment decision. The appraisals state that use of the report by persons other than the Bank of America, N.A. should be done so with the understanding that no guarantees have been made by the Appraiser to the Bank of America, N.A. The inclusion of the appraisals should not be regarded as an indication that Messrs. Liles or Ebbers, Parent or Purchaser considered or consider the appraisals to be a reliable prediction of future events. Therefore, the Company's stockholders are cautioned not to rely upon the appraisals.

                    The  appraisals will be made available  for  inspection
               and copying at the principal executive offices of Parent during its regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing.

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

     Item 16.  Exhibits.

          99.(a)(1)(A) Press release  issued  by Parent, Purchaser and Messrs.
                       Liles and Ebbers, dated June 23, 2000.

          99.(c)(1)    Orderly Liquidation Value  Appraisal  of  the Company's
                       trucks and trailers, dated April 14, 2000.

          99.(c)(2)    Fair Market Value Appraisal of the Company's trucks and
                       trailers, dated April 17, 2000.


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

SIGNATURE

     After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of June 23, 2000 that the information set forth in this statement is true, complete and correct. William J. Liles, III and Bernard J. Ebbers hereby adopt as their own disclosures the disclosures made by Parent and Purchaser herein and in the Schedule TO filed June 2, 2000 and Amendment No. 1 thereto.

HIGH ROAD ACQUISITION SUBSIDIARY CORP.

By: /S/ WILLIAM J. LILES, III
   ----------------------------
Name:  William J. Liles, III
Title: President


HIGH ROAD ACQUISITION CORP.

By: /S/ WILLIAM J. LILES, III
   ----------------------------
Name:  William J. Liles, III
Title: President



  /S/ WILLIAM J. LILES, III
-------------------------------
William J. Liles, III



   /S/ BERNARD J. EBBERS
-------------------------------
Bernard J. Ebbers


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